UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )

Steel Partners Holdings L.P.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85814R107
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 85814R107	Page 2 of 12

1	NAMES OF REPORTING PERSONS ENTRUST PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 2,661,906
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 2,661,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 85814R107	Page 3 of 12

1	NAMES OF REPORTING PERSONS ENTRUST PARTNERS OFFSHORE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 2,661,906
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 2,661,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 85814R107	Page 4 of 12

1	NAMES OF REPORTING PERSONS GREGG S. HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 2,661,906
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 2,661,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 85814R107	Page 5 of 12

1	NAMES OF REPORTING PERSONS MARK S. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 2,661,906
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 2,661,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 85814R107	Page 6 of 12

Item 1.	(a)	Name of Issuer: Steel Partners Holdings L.P.

	(b)	Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 32nd Floor New York, New York, 10022

Item 2.	(a)
Name of Persons Filing: This Statement is being filed jointly by (i) EnTrust Partners LLC, a Delaware limited liability company (“Partners”); (ii) EnTrust Partners Offshore LP, a Delaware limited partnership (“Offshore”); (iii) Mr. Gregg S. Hymowitz, who serves as a managing member of Partners and Offshore; and (iv) Mr. Mark Fife, who serves as a managing member of Partners and Offshore.  Partners, Offshore, Gregg S. Hymowitz, and Mark S. Fife are sometimes also referred to herein individually as a “Reporting Person” and collectively as “Reporting Persons”.

	(b)	Address of Principal Business Office or, if none, Residence :

(i) EnTrust Partners LLC -- The address of Partners’ principal business and principal office is 375 Park Avenue, 24 FL, New York, NY 10152.
(ii) EnTrust Partners Offshore LP --The address of Offshore’s principal business and principal office is 375 Park Avenue, 24 FL, New York, NY 10152.
(iii) Gregg S. Hymowitz -- Mr. Hymowitz’s principal address is 375 Park Avenue, 24 FL, New York, NY 10152.
(iv) Mark S. Fife -- Mr. Fife’s principal address is 126 East 56th Street, 22nd FL, New York, NY 10022.

	(c)	Citizenship:

Partners and Offshore are organized under the laws of Delaware. Messrs. Hymowitz and Fife are United States citizens.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 85814R107

CUSIP No. 85814R107		Page 7 of 12

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	[X] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).1

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution:

1 Partners and Offshore are registered investment advisers.  Messrs. Hymowitz or Fife are control persons of the investment advisers.

CUSIP No. 85814R107			Page 8 of 12

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
		(i)	EnTrust Partners LLC2 -- 2,661,906
		(ii)	EnTrust Partners Offshore LP3 --2,661,906
		(iii)	Gregg S. Hymowitz4 -- 2,661,906
		(iv)	Mark S. Fife5 -- 2,661,906

	(b)	Percent of Class:

		(i)	EnTrust Partners LLC – 8.3%
		(ii)	EnTrust Partners Offshore LP --8.3%
		(iii)	Gregg S. Hymowitz -- 8.3%
		(iv)	Mark S. Fife -- 8.3%

	(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote:
		(i)	EnTrust Partners LLC – 0
		(ii)	EnTrust Partners Offshore LP –0
		(iii)	Gregg S. Hymowitz – 0

2 EnTrust Partners LLC is the general partner and investment manager of multiple private investment funds, subject to the overall control of the managing members, Messrs. Hymowitz and Fife, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

3 EnTrust Partners Offshore LP is the investment manager of one or more private funds subject to the overall control of the managing members, Messrs. Hymowitz and Fife, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

4 Gregg S. Hymowitz is a managing member of Partners and Offshore, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

5 Mark S. Fife is a managing member of Partners and Offshore, and thus could be deemed to share the power to vote or dispose or direct the disposition of the reported securities.

CUSIP No. 85814R107	Page 9 of 12

		(iv)	Mark S. Fife – 0

	(ii)	shared power to vote or direct the vote:
		(i)	EnTrust Partners LLC -- 2,661,906
		(ii)	EnTrust Partners Offshore LP --2,661,906
		(iii)	Gregg S. Hymowitz -- 2,661,906
		(iv)	Mark S. Fife -- 2,661,906

	(iii)	sole power to dispose or direct the disposition of:

		(i)	EnTrust Partners LLC -- 0
		(ii)	EnTrust Partners Offshore LP --0
		(iii)	Gregg S. Hymowitz -- 0
		(iv)	Mark S. Fife -- 0

	(iv)	shared power to dispose or to direct the disposition of:
		(i)	EnTrust Partners LLC -- 2,661,906
		(ii)	EnTrust Partners Offshore LP --2,661,906
		(iii)	Gregg S. Hymowitz -- 2,661,906
		(iv)	Mark S. Fife -- 2,661,906

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The reported securities owned by Partners, Offshore, and Messrs.  Hymowitz and Fife are beneficially owned by Partners and Offshore (on behalf of numerous private investment funds including EnTrust Capital Diversified Ltd. which held 2,064,025 shares, which represents 6.4% of the Issuer's shares).   Each of Partners, Offshore, and Messrs. Hymowitz and Fife may be deemed to possess the power to vote and dispose or direct the disposition of the reported securities.

CUSIP No. 85814R107	Page 10 of 12

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Footnotes to Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85814R107	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

By:	ENTRUST PARTNERS LLC

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Gregg S. Hymowitz, managing member

By:	ENTRUST PARTNERS OFFSHORE LP

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Gregg S. Hymowitz, managing member

By:	GREGG S. HYMOWITZ

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz

By:	MARK FIFE

	Name:	/s/ Mark Fife
Mark Fife

CUSIP No. 85814R107	Page 12 of 12

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Steel Partners Holdings L.P. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 14th day of February, 2013.

By:	ENTRUST PARTNERS LLC

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Gregg S. Hymowitz, managing member

By:	ENTRUST PARTNERS OFFSHORE LP

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Gregg S. Hymowitz, managing member

By:	GREGG S. HYMOWITZ

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz

By:	MARK FIFE

	Name:	/s/ Mark Fife
Mark Fife